SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                             (Amendment No. 2)


                          METRO-GOLDWYN-MAYER INC.

                     (Name of Subject Company (Issuer))

                            TRACINDA CORPORATION
                               KIRK KERKORIAN
                    (Name of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)



                                 591610100
                   (CUSIP Number of Class of Securities)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                      150 South Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638

                                  Copy to:
                            Jeffrey Bagner, Esq.
                          Warren S. de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         CALCULATION OF FILING FEE

   Transaction Valuation*                          Amount of Filing Fee**
   ---------------------                           --------------------
        $240,000,000                                     $19,416


* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 15,000,000 shares of the subject company (number of shares sought) by $16.00 (the purchase price per share offered by the Purchasers (as defined below)).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million of the aggregate amount of the cash offered by Tracinda Corporation
     ("Tracinda") and Kirk Kerkorian ("Mr. Kerkorian" together with Tracinda, the "Purchasers").

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,416              Filing Party: Tracinda Corporation
                                                           Kirk Kerkorian
Form or Registration Number: Schedule To-T   Date Filed:   August 21, 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 2 (this "Amendment"), filed in response to comments raised by the staff of the Securities and Exchange Commission's Division of Corporation Finance, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 21, 2003, as amended by Amendment No. 1 filed on August 21, 2003 (as amended, the "Schedule TO") by Tracinda Corporation and Kirk Kerkorkian (collectively, the "Purchasers") relating to a tender offer by the Purchasers for up to 15,000,000 shares of common stock, par value $.01 per share (the "shares"), of Metro-Goldwyn-Mayer Inc., a Delaware Corporation, at a purchase price of $16.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated August 21, 2003, and in the related letter of transmittal.

ITEMS 1 THROUGH 11.

     Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related letter of transmittal, copies of which are filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively, are hereby amended as follows:

(1) The first paragraph on page 1 of the Offer to Purchase, under the caption "SUMMARY TERM SHEET," is amended to read as follows:

          Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, and Kirk Kerkorian are offering to purchase up to a total of 15,000,000 shares of common stock of Metro-Goldwyn-Mayer Inc. for $16.00 per share in cash. Our offer is subject to the terms and conditions set forth in this offering document and in the related letter of transmittal. Tracinda Corporation and Mr. Kerkorian are referred to as "we," "our" or "us." We refer to the shares of common stock of Metro-Goldwyn-Mayer Inc. as "shares." Under the terms of our offer, Tracinda Corporation will purchase up to 5,000,000 shares and Kirk Kerkorian will purchase up to 10,000,000 shares. We reserve the right to reallocate between us the 15,000,000 shares to be purchased pursuant to our offer. The following summary highlights selected information from this offering document. We urge you to read the remainder of this offering document and the accompanying letter of transmittal carefully, because the information in the summary is not complete and the remainder of this offering document and the letter of transmittal contain additional important information.

(2) The first paragraph under the caption "INTRODUCTION" of the Offer to Purchase is amended to read as follows:

          Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian ("Tracinda"), and Kirk Kerkorian ("Mr. Kerkorian" and together with Tracinda, the "Purchasers" and also referred to as "we," "our" or "us") hereby offer to purchase in the aggregate up to 15,000,000 of the outstanding shares of common stock, par value $.01 per share (the "shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation ("MGM" or "the Company"), at a purchase price of $16.00 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Under the terms of the Offer, Tracinda will purchase up to 5,000,000 shares accepted for payment under the Offer, and Mr. Kerkorian will purchase up to 10,000,000 shares accepted for payment under the Offer. We reserve the right to reallocate between us the 15,000,000 shares to be purchased pursuant to the Offer. In this Offer to Purchase, references to sections are to sections hereof unless otherwise indicated.

(3) The second and third sentences of the first paragraph under the caption "SECTION 1. TERMS OF THE OFFER; PRORATION" of the Offer to Purchase are amended to read as follows:

          Tracinda will purchase up to 5,000,000 shares, and Mr. Kerkorian will purchase up to 10,000,000 shares. If fewer than 15,000,000 shares are tendered by MGM stockholders and accepted for payment under the Offer, Mr. Kerkorian will purchase two-thirds of the tendered shares, and Tracinda will purchase one-third of the tendered shares.

(4) The second sentence under the caption "SECTION 3. WITHDRAWAL RIGHTS" of the Offer to Purchase is amended by replacing the date "November 13, 2003" with the date "October 19, 2003."

(5)  The second sentence of the first paragraph under the caption "SECTION
     4. ACCEPTANCE FOR PAYMENT AND PAYMENT" of the Offer to Purchase is amended by deleting the phrase "in our sole discretion" and substituting the phrase "in our reasonable discretion."

(6)  The fourth sentence of the first paragraph under the caption "SECTION
     4. ACCEPTANCE FOR PAYMENT AND PAYMENT" of the Offer to Purchase is amended by deleting the phrase "in order to comply in whole or in part with any applicable law" and substituting the phrase "until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals."

(7) The first sentence of the last paragraph on page 13, under the caption "SECTION 5. U.S. FEDERAL INCOME TAX CONSEQUENCES," of the Offer to Purchase is amended to read as follows:

          THE SUMMARY OF TAX CONSEQUENCES SET FORTH ABOVE IS BASED ON THE LAW IN EFFECT ON THE DATE HEREOF.

(8) The first paragraph under the caption "SECTION 10. SOURCE AND AMOUNT OF FUNDS" of the Offer to Purchase is amended to read as follows:

          If we purchase 15,000,000 shares pursuant to the Offer at $16.00 per share, our aggregate cost will be $240,000,000, not including fees and expenses which are estimated to be approximately $500,000. Of the up to 15,000,000 shares sought in the Offer, Tracinda will purchase one-third of such shares, and Mr. Kerkorian will purchase the remaining two-thirds. We will each provide funds in the same proportion that the number of shares purchased by each of us bears to the aggregate number of shares purchased pursuant to the Offer. We reserve the right to reallocate between us the shares to be purchased pursuant to the Offer. See Section 1, "Terms of the Offer; Proration." The Offer is not conditioned on any financing arrangements.

(9) The third paragraph on page 17 under the caption "SECTION 11. BACKGROUND AND PURPOSE OF THE OFFER; PLANS FOR MGM" of the Offer to Purchase is amended by adding to the end of the paragraph the following three sentences:

          "In addition, as described above, in the past we have supported MGM's efforts to raise equity financing, including participating in rights offerings by MGM and in financing acquisitions by MGM. Subject to the foregoing investment considerations, we may from time to time consider acquisitions of additional shares of MGM in order to support its efforts to raise equity financing, including in connection with potential acquisitions of assets or businesses by MGM. However, we do not have any present intention to make additional purchases of shares of MGM."

(10) The fourth paragraph on page 17 under the caption "SECTION 11. BACKGROUND AND PURPOSE OF THE OFFER; PLANS FOR MGM" of the Offer to Purchase is amended to read as follows:

          In recent months, we have actively monitored the price of the shares and MGM's participation in Vivendi Universal S.A.'s ("Vivendi") sale process relating to its U.S. entertainment assets, Vivendi Universal Entertainment ("VUE"). We did not make any decision whether to acquire additional shares during this period pending developments in the sale process. On July 15, 2003, MGM submitted to Vivendi an offer of $11.5 billion in cash for VUE, subject to certain conditions. On July 22, 2003, MGM publicly stated that, if MGM did not acquire VUE, MGM would "share the wealth" with its stockholders. On July 29, 2003, MGM announced that it was withdrawing from the sale process for VUE. Upon learning of MGM's decision to withdraw from the bidding for VUE and its intention to issue a press release announcing its withdrawal, we decided to make the Offer. Immediately following MGM's announcement of its withdrawal from the bidding for VUE, on July 29, 2003, we announced our intention to make the Offer.

(11) Clause (v) of paragraph (a) under the caption "SECTION 12. CONDITIONS TO THE OFFER" of the Offer to Purchase is amended to read as follows:

          (v) a material decrease, in our reasonable judgment, in the market price for the shares or in the general level of market prices for equity securities in the United States, or

(12) Clauses (ii) and (vi) of paragraph (a) on page 18; paragraph (b), clause (iv) of paragraph (b) and paragraph (e) on page 19; and the text immediately following paragraph (g) on page 20 of the Offer to Purchase are amended by deleting the phrase "in our sole judgment" and substituting the phrase "in our reasonable judgment."

(13) Clause (iv) of paragraph (d) on page 19 of the Offer to Purchase is amended to read as follows:

          would or might prohibit, restrict or delay the consummation of the Offer or materially impair the contemplated benefits to us thereof, including the exercise of voting or other stockholder rights with respect to the shares pursuant to the Offer or the receipt of any distributions or other benefits of ownership of the purchased shares to which owners of shares are entitled generally,

(14) Paragraph (g) on page 20 under the caption "SECTION 12. CONDITIONS TO THE OFFER" of the Offer to Purchase is amended by deleting the phrase "in our sole discretion" and substituting the phrase "in our reasonable discretion."

(15) The last paragraph on page 20 under the caption "SECTION 12.
     CONDITIONS TO THE OFFER" of the Offer to Purchase is amended to read as follows:

          All the foregoing conditions are for our sole benefit and may be asserted by either of us regardless of the circumstances giving rise to such condition (including any action or inaction by MGM) or may be waived by us in whole or in part, at any time and from time to time prior to the expiration of the Offer, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer. Any determination by us concerning the events described in Section 12 will be final and binding upon all parties.

(16) The first paragraph on page 23 is amended to add the following sentence:

          If the Offer price is reduced pursuant to the preceding sentence, and if, at the time that notice of any such reduction in the Offer price is first published, sent, or given to holders of shares, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of such notice, then the Offer will be extended at least until the expiration of such period of ten business days.

                                 SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 2003


                      TRACINDA CORPORATION
                      A NEVADA CORPORATION

                     By:   /s/ Anthony L. Mandekic
                        ------------------------------------------------
                        Name: Anthony L. Mandekic
                        Title: Secretary/Treasurer


                      KIRK KERKORIAN

                     By:   /s/ Anthony L. Mandekic
                        ------------------------------------------------
                        Name: Anthony L. Mandekic
                        Title: Attorney-in-Fact*


*Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D, filed by Tracinda Corporation and Kirk Kerkorian on November 18, 1997.